Exhibit 99.1

CANTERBURY PARK

1100 Canterbury Road

Shakopee, MN  55379

Canterbury Park Holding Corporation Reports

Financial Results for the Second Quarter and Six Months of 2019

FOR IMMEDIATE RELEASE	CONTACT:	Randy Sampson
August 13, 2019		(952) 445-7223

SHAKOPEE, MN – Canterbury Park Holding Corporation (the “Company”) (NASDAQ: CPHC) today announced financial results for its second quarter and six month periods ended June 30, 2019.

The Company reported net revenues of $16.4 million for the three months ended June 30, 2019,  a decrease of 0.5% from revenues of $16.5 million in the same 2018 period.   Card Casino revenues increased $411,000, or 4.8%, primarily due to an increase in table games revenues.  Pari-mutuel revenues decreased $297,000, or 8.5%, primarily due to a decrease in guest fees and simulcast revenue.  Food and beverage revenues increased $144,000, or 6.0%, primarily due to an increase in special events and the opening of the Trifecta Café and remodeled Card Casino in March 2019.  Other revenues decreased $337,000, or 15.8%, primarily due to a decrease in RiverSouth advertising revenues, which are offset by decreased advertising expenses for RiverSouth compared to the same period last year.

For the six months ended June 30, 2019, the Company’s net revenues were $28.0 million, a decrease of 2.5% from revenues of $28.7 million for the same period in 2018. Card Casino revenues increased $33,000, or 0.2%.  Pari-mutuel revenues decreased $347,000, or 6.9%, primarily due to a decrease in simulcast and guest fee revenue. Food and beverage revenues increased $193,000, or 5.2%, primarily due to an increase in special events and the opening of the Trifecta Café and remodeled Card Casino in March 2019.  Other revenues decreased $588,000, or 18.2%, primarily due to decreased space rental revenues as well as RiverSouth advertising revenues.

The Company’s operating expenses during the 2019 second quarter were $15.1 million, a decrease of  $385,000, or 2.5%, compared to the 2018 second quarter expenses of $15.5 million.  Operating expenses in the 2019 second quarter included a gain on insurance recoveries of $204,000 related to flood damage that was accounted for as a reduction in operating expense.  Operating expenses in the 2018 second quarter included a loss on disposal of assets of $100,000.  Excluding the gain and loss for the 2019 and 2018 second quarters, operating expenses for the 2019 period remained consistent, decreasing $81,000, or 0.5%, compared to the 2018 period.

The Company’s operating expenses during the six months ended June 30, 2019 were $26.7 million, an increase of  $366,000, or 1.4%, from $26.4 million in the six months ended June 30, 2018.  Excluding gains and losses on disposals of assets for 2019 and 2018, operating expenses for 2019 increased $535,000, or 2.0%, compared to the 2018 period.  The increase is primarily due to an increase in salaries and benefits and professional and contracted services.

Net income for the three and six months ended June 30, 2019 totaled $958,000 and $1.0 million, respectively, compared to $725,000 and $1.7 million for the same periods in 2018.  Diluted net income per share for the three and six months ended June 30, 2019 was $0.21 and $0.22, respectively, compared to $0.16 and $0.38 for the same periods in 2018.

The Company generated Adjusted EBITDA of $1.7 million for the three months ended June 30, 2019, a decrease of $24,000, or 1.4%, from the same period a year ago.  Adjusted EBITDA as a percentage of net revenues for the three months ended June 30, 2019 remained consistent, decreasing to 10.2% from 10.3% for the same period in 2018.  The Company generated Adjusted EBITDA of $2.4 million in the first six months of 2019, a decrease of $1.3 million, or 34.8%, from the same period a year ago.  Adjusted EBITDA as a percentage of net revenues for the six months ended June 30, 2019 decreased to 8.5% from 12.8% for the same period in 2018.  EBITDA represents earnings before interest, income tax expense, depreciation, and amortization.  Adjusted EBITDA reflects additional adjustments to net income to eliminate unusual items, which for the three and six months ended June 30, 2019, consisted of a loss on disposal of assets and a gain on insurance recoveries.

Additional information regarding the results of the Company’s second quarter and first six months of 2019 is presented in the accompanying table and in our Form 10-Q Report that will be filed with the Securities and Exchange Commission on or before August 14, 2019.

Management Comments:

Randy Sampson, Canterbury Park’s President and Chief Executive Officer, commented: “After disappointing 2019 first quarter results which were negatively impacted by a number of factors, most significantly construction disruption and unusually inclement weather, we were pleased to see our second quarter revenues and net income return to more normalized levels.  Card Casino revenues and food and beverage revenues were up approximately 5% and 6%, respectively.  These increases are primarily attributable to the Company’s investment in the re-modeling of our Card Casino and upgraded food and beverage offerings that we completed during the first quarter of 2019.  Also, our focus on expense control resulted in a slight decrease in operating expenses for the quarter.  However, overall results were negatively impacted by a decrease in pari-mutuel revenues for the quarter of 8.5%.  This decrease was primarily due to two factors.  Simulcast revenues decreased approximately 8% due largely to a general lack of interest in the 2019 Triple Crown races.  In addition, our guest fee revenue from out of state handle declined approximately 25% due primarily to the temporary loss of a high-volume wagering company resulting from a contract dispute between Churchill Downs, the Company’s content provider, and Monarch Content Management.  Fortunately, this dispute was substantially resolved after the quarter ended June 30, 2019.”

Mr. Sampson added: “We are encouraged by the improved 2019 second quarter net income compared to 2018, particularly considering the fact that we still face traffic and parking challenges caused by the road construction related to our ongoing infrastructure development project.  We are seeing the opportunity for growth with the reopening of the Card Casino and believe the expanded table games and food offerings will continue to drive additional business, particularly during live racing and large events.  We were very excited to begin the third quarter by successfully hosting Twin Cities Summer Jam in our racetrack infield on July 18-20, 2019.  Despite rain and record high heat, this three-day concert brought almost 40,000 people and some of the biggest names in country and rock music to our property.  Most importantly, it showed that our investment in infield infrastructure to enable us to host large concerts and other festivals was a success.”

“Finally, we continue to make tangible progress on our Canterbury Commons development.  Construction of the 13-acre, 300-unit first phase of The Triple Crown apartments is well underway and is scheduled to have the leasing office open later in the fall of 2019 with move-in of the first residents in early 2020.  Also, the Shenandoah Drive road project is progressing and will be completed this fall.  Completion of this road is significant as it opens up our ability to develop approximately 50 acres of our property.  We have made significant progress on this phase of the Canterbury Commons development, which we anticipate will be under construction in 2020 and feature a mixed use of townhomes, senior apartments, office, and hospitality.  We hope to announce specifics for this portion of the development in the near future.”

Use of Non-GAAP Financial Measures:

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, both of which are non-GAAP measures.   EBITDA is not a measure of performance or liquidity calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance, or cash flows from operating activities as a measure of liquidity.  EBITDA has been presented as a supplemental disclosure because it is a widely used measure of performance and basis for valuation of companies in our industry.  Moreover, other companies that provide EBITDA information may calculate EBITDA differently than we do.  Adjusted EBITDA reflects additional adjustments to our net income to eliminate unusual items.  We have presented Adjusted EBITDA as a supplemental disclosure because it enables investors to understand our results excluding the effect of unusual or infrequent items.  For the three and six months ended June 30, 2019, Adjusted EBITDA excluded the gain on insurance recoveries and loss on disposal of assets.

About Canterbury Park:

Canterbury Park Holding Corporation owns and operates Canterbury Park Racetrack and Card Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State.  The Company offers live racing from May to September.  The Card Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games.  The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility.  The Company is redeveloping 140 acres of underutilized land surrounding the Racetrack in a project know as Canterbury Commons.  The Company is pursuing several mixed-use development opportunities for this land, directly and through joint ventures.  For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement:

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions.  For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws.  Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements.  We report these risks and uncertainties in our Form 10-K Report to the SEC. They include, but are not limited to: material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; decline in interest in the unbanked card games offered in the Card Casino; competition from other venues offering unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; increases in the percentage of revenues allocated for purse fund payments; higher than expected expense related to new marketing initiatives; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; and other factors that are beyond our ability to control or predict.

CANTERBURY PARK HOLDING CORPORATION’S

SUMMARY OF OPERATING RESULTS

(UNAUDITED)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018
Operating Revenues, (net)	$16,433,177	$16,512,724	$28,023,874	$28,732,672

Operating Expenses	$15,128,423	$15,513,258	$26,741,880	$26,376,451

Non-Operating Income, (net)	$45,319	$5,048	$108,558	$17,455

Income Before Income Taxes	$1,350,073	$1,004,514	$1,390,552	$2,373,676

Income Tax Expense	($392,316)	($279,163)	($376,223)	($658,633)

Net Income	$957,757	$725,351	$1,014,329	$1,715,043

Basic Net Income Per Common Share	$0.21	$0.16	$0.22	$0.39

Diluted Net Income Per Common Share	$0.21	$0.16	$0.22	$0.38

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018
NET INCOME	$957,757	$725,351	$1,014,329	$1,715,043
Interest income, net	(45,319)	(5,048)	(108,558)	(17,455)
Income tax expense	392,316	279,163	376,223	658,633
Depreciation	576,221	601,080	1,201,740	1,236,225
EBITDA	1,880,975	1,600,546	2,483,734	3,592,446
Gain on insurance recoveries	(204,274)	-	(198,974)	(21,064)
Loss on disposal of assets	-	99,934	108,037	99,934
ADJUSTED EBITDA	$1,676,701	$1,700,480	$2,392,797	$3,671,316